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                     September 12, 2023

       Man Chung Chan
       Chief Executive Officer
       Cosmos Group Holdings Inc.
       37/F, Singapore Land Tower
       50 Raffles Place
       Singapore, 048623

                                                        Re: Cosmos Group
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Response dated
April 6, 2023
                                                            File No. 000-55793

       Dear Man Chung Chan:

               We issued comments to you on the above captioned filing on August 24, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by September 26, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Crypto Assets